Exhibit 2.14

WPP plc

Sea Containers, 18 Upper Ground

London, United Kingdom, SE1 9GL

29 April 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

Effective on 18 August 2020, WPP AUNZ Limited, as the Original Borrower, and the Original Guarantors, the Arranger, the Original Lenders, the original Facility A issuing banks, the original Facility B1 issuing bank, the original Facility B2 issuing bank, the original Facility D issuing banks, and the Agent, entered into an Amendment Deed to the A$447 million and NZ$3 million Syndicated Facility Agreement (the “Facility Agreement”).

The Registrant hereby agrees, pursuant to instruction 2(b)(i) to the Exhibits to Form 20-F, to furnish the Securities and Exchange Commission with a copy of the instruments relating to the Facility Agreement upon request.

Very truly yours,

WPP plc

By:	/s/ John Rogers
John Rogers
Chief Financial Officer (principal financial officer)